1900 Winston Road, Suite 300•Knoxville, TN 37919

P.O. Box 30698•Knoxville, TN 37930

P 865.693.1000

November 26, 2008

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Jim B. Rosenberg

Re:	Team Finance LLC

Form 10-K for the Fiscal Year Ended December 31, 2007

Filed March 11, 2008

Form 10-Q for the Quarterly Period Ended June 30, 2008

Filed August 11, 2008

File Number: 333-132495

Dear Mr. Rosenberg:

Reference is made to the comment letter from the staff (the “Staff”) of the Securities Exchange Commission (the “Commission”), dated October 27, 2008 related to the Form 10-K for the fiscal year ended December 31, 2007 and the Form 10-Q for the quarterly period ended June 30, 2008, filed by Team Finance LLC (the “Company”) on March 10, 2008 and August 11, 2008, respectively. This letter is in response to the Staff’s comment letter. To assist your review, we have retyped the text of the Staff’s comment below.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical accounting policies and estimates Revenue Recognition, page 50

1.	Please refer to your response to comment two. Please revise your proposed disclosure to clarify whether the 1% decline is a reasonably likely scenario. If it is not a reasonably likely change, then revise the disclosure to include what the reasonably likely change would be.

In regard to the disclosure of the reasonably possible effects that a change in estimate of unsettled amounts from third party payers could have on financial position and results of

Jim B. Rosenberg

Securities and Exchange Commission

November 26, 2008

operations, the impact of the 1% change as presented in the Company’s previously proposed disclosure is intended to give an investor insight into the sensitivity of the Company’s revenue and accounts receivable estimates as of the date of the most recent balance sheet presented. The Company does not believe that there is a singular estimate that represents a reasonably likely or most likely scenario of changes in the estimate of unsettled accounts from third party payers. The Company’s accounts receivable balance at any point in time is comprised of millions of individual patient accounts with significant diversity among the various commercial and governmental payers in terms of payment rates and claims adjudication processes and practices. Within the population of third party payers, the Company has thousands of separate contractual payer agreements that vary by contract location, geographic location, and payer type and many such contracts contain a uniquely negotiated fee schedule as well as other program and administrative terms. As a result of this diversity in third party payer and contractual terms, the Company believes that disclosure of the potential 1% change in the estimated amounts due from third party payers is a reasonable approach to highlight the sensitivity of the estimated carrying value of the Company’s accounts receivable balance. Also, it should be noted that the Company’s initial proposed response used the term “decline in the estimated carrying value of net fee for service patient accounts receivables…” Due to the nature of the estimation process, actual results could vary both positively and negatively. Thus, the Company proposes to disclose the potential impact of a 1% “change” (as opposed to “decline”) in the estimated carrying value of net fee for service patient accounts receivable so that the disclosure surrounding the sensitivity of the valuation estimate is not one -directional. The Company believes that such a sensitivity disclosure along with the existing detailed disclosures regarding revenue recognition and accounts receivable are sufficient and respectfully requests that the Staff not require the Company to provide any additional disclosure in this area.

2.	Please refer to your response to comment three. Please revise your disclosure to disclose the fact that your billing system does not have the capacity to provide an aging schedule of your accounts receivable and clarify how this affects your ability to estimate your allowance for uncollectibles.

The Company’s consolidated billing system has the capacity to provide an aging schedule of gross patient accounts receivable; however, the Company’s revenue recognition process does not utilize or consider such gross accounts receivable aging information as a primary data component. As noted in the disclosures in our Form 10-K on pages 51 through 53, the Company’s accounts receivable and revenue recognition process utilizes a formulaic and systematic approach to developing an estimate of ultimate cash collections per patient visit at each individual contract location utilizing historical cash receipt information and current trends. Such individual estimates are monitored and refreshed each month as cash receipts are applied to existing accounts receivable and other current trends that have an impact upon the estimated collection per visit are observed. The Company believes that its current disclosure regarding the revenue estimation process is sufficient and respectfully requests that the Staff not require any additional disclosure in this area.

Jim B. Rosenberg

Securities and Exchange Commission

November 26, 2008

Insurance Reserves, page 53

3.	Please refer to your response to comment one. We have the following additional comments:

a.	Your proposed disclosure indicates that adjustments are made to the professional liability loss reserves to reflect revised assumptions from the actuarial study as well as emerging trends and data. Please revise your disclosure on page 57 to further describe the additional information that was obtained regarding the favorable trends that led to the change in estimate.

The Company will add disclosures in the Form 10-K for the year ended December 31, 2008 in regard to professional liability costs as noted in Attachment I based on the MD&A disclosure that appeared on page 59 of the Form 10-K for the year ended December 31, 2007.

b.	Please revise your disclosure to include a table that includes the following components of the professional liability reserve: beginning balance, reserves related to current period, changes related to prior period reserves, payments for current period reserves, payments for prior period reserves and the ending balance.

The Company will include a table in the Form 10-K for the year ended December 31, 2008 to disclose the components of the professional liability reserves, including beginning balance, reserves related to current period, changes related to prior period reserves, payments for current period reserves, payments for prior period reserves and the ending balance.

4.	Please refer to your response to comments four and eight and provide us with the revised disclosure that you intend to include in your next periodic report.

In response to the Staff’s comments, the Company has provided the revised disclosure (proposed changes marked as compared to the Company’s Form 10-K for the year ended December 31, 2007) as noted in Attachments II and III. The proposed revision to the Insurance Reserves section of Management’s Discussion and Analysis that removes the reference to the actuarial firm was previously provided in the Company’s response to the SEC staff on October 1, 2008 but has been included again as Attachment IV (proposed changes marked as compared to the Company’s Form 10-K for the year ended December 31, 2007). In all cases, such revisions will be made to the Company’s Form 10-K for the year ended December 31, 2008.

Jim B. Rosenberg

Securities and Exchange Commission

November 26, 2008

5.	Please refer to your response to comment five. We are continuing to evaluate your policy of discounting your professional liability loss reserves. In order to facilitate our evaluation, please address the following questions:

a.	Please revise your proposed disclosure to clarify whether you are discounting reserves related to settled claims only (where the payment pattern and ultimate cost are fixed and determinable on an individual claim basis) or whether you are also discounting unsettled claim amounts. If you are discounting unsettled reserves, it is unclear how you would have a reliable basis to discount unsettled claims since the ultimate amount that will be paid as well as the timing is not known. It appears that the payment pattern and ultimate cost should be fixed and determinable on an individual case basis. Refer by analogy to SOP 96-1 paragraph 132.

See response to Comment 5 (c) below.

b.	We note your disclosure in the risk factors section on page 29 that “actual losses and related expenses may deviate, perhaps substantially, from the reserve estimates reflected in our financial statements”. In addition, you state in your response to comment lc that the estimation is inherently complex and that there are many assumptions that are considered in estimating the ultimate amount to be paid on each claim. Please explain to us how the risk factor and your assertion that your estimate is inherently complex ties in with your conclusion that the estimated timing of cash payments is reliably determinable.

See response to Comment 5 (c) below.

c.	Your response states that the payment patterns are based on “sufficient history”. Please provide us with the data that supports the conclusion that your payment history data covers a sufficient period of time and that it is reasonable and reliable.

Consistent with many other healthcare organizations, the Company discounts all professional liability loss reserves. The Company has few, if any, settled claims included in the loss reserve estimates due to the extremely short period of time between the negotiation of a final settlement or judgment and the funding of such claim. As a result, the Company does not carry settled, but unfunded, reserves on its balance sheet for an extended period of time. Therefore, the professional liability loss reserves of the Company primarily consist of unsettled case reserves, which represents the Company’s best estimate of the ultimate loss on reported incidents, as well as additional reserves to account for expected development of such incidents and losses incurred during the period but not yet reported to the Company. The Company will revise its disclosure to clarify that the professional liability reserves of the Company consists primarily of unsettled reserves in the Form 10-K for the year ended December 31, 2008.

Jim B. Rosenberg

Securities and Exchange Commission

November 26, 2008

With respect to the GAAP basis for discounting our loss reserve estimates, we respectfully resubmit that our basis for discounting is grounded in the Audit and Accounting Guide, Health Care Organizations (the Guide), which represents level B GAAP under the current GAAP hierarchy. Specifically, and as noted in our previous response to the SEC staff dated October 1, 2008, paragraph 8.13 of the Guide supports and acknowledges the discounting of professional liability reserves and states, “Health care organizations that discount malpractice claims should disclose in the notes to the financial statements the amount of the accrued malpractice claims that are discounted in the financial statements and the interest rate or rates used to discount those claims.” We note that Appendix A to the Guide provides example financial statements and related disclosures for a healthcare provider organization, including specific disclosure relative to the discounting of professional liability reserves. While the SEC staff asks for analogy to paragraph 132 of SOP 96-1 (pertaining to environmental remediation liabilities), we do not believe that such analogy is appropriate as it neither represents the framework on which we base the recording of professional liability reserves nor the practice of discounting those reserves.

As with any estimate recorded in our financial statements, professional liability reserve estimates are subject to changes in those estimates as new or better information is obtained. Our disclosure in the risk factor section of our Form 10-K and within the financial statements is intended to comply with the disclosure requirements of SOP 94-6, Risks and Uncertainties. While we acknowledge that the estimation of our professional liability loss reserves involves certain complexities, including consideration of various actuarial and other assumptions, we believe that our processes surrounding such estimation are sound and provide for the recording of reasonable estimates in accordance with Statement of Financial Accounting Standards No. 5, Accounting for Contingencies. Additionally, by obtaining, on a bi-annual basis, actuarial estimates of professional liability losses prepared by outside actuarial consultants, the Company seeks to capture and report such changes in estimates on a timely basis as historical loss data develops and other trends affecting loss estimates emerge.

The underlying information that serves as the Company’s foundational basis for making its actuarial estimates for professional liability losses is its internal database of incurred professional liability losses. The Company has captured extensive professional liability loss data going back, in some cases, over twenty years that is maintained and updated on an ongoing basis by its internal claims management personnel. Appropriate controls and reviews are in place to ensure the reasonableness and integrity of the underlying loss data. The Company’s database contains comprehensive incurred loss information for the existing operations of the Company as far back as fiscal 1997 (reflecting the initial timeframe in which the Company migrated to a consolidated professional liability program concurrent with the consummation of several significant acquisitions) and, in addition, the Company possesses additional loss data that predates 1997 dates of

Jim B. Rosenberg

Securities and Exchange Commission

November 26, 2008

occurrence for certain operations of the Company. Loss information reflects both paid and reserved losses incurred when the Company was covered by outside commercial insurance programs as well as paid and reserved losses incurred under its self insurance program. The total incurred losses contained in the database as of September 30, 2008 retroactive to January 1, 1997 total $450.8 million. Because of the comprehensive nature of the loss data beginning in 1997 and the Company’s comfort with the completeness and reliability of the loss data, this is the information that is provided to the outside actuarial firm for purposes of developing the Company’s actuarial loss estimates. We believe this database is one of the largest, if not the largest, repository of physician professional liability loss information available in our industry and provides the Company and its actuarial consultants with sufficient data to estimate its ultimate losses under its self insurance program. In addition to the loss data, as part of the actuarial process, the Company’s consulting actuary assists the Company in determining payment pattern assumptions that are based upon the Company’s historical loss and related claims payment experience. Such payment patterns reflect estimated cash outflows for aggregate incurred losses by year based upon the occurrence date of the loss as well as the report date of the loss. Because the Company estimates and reports its losses by occurrence date, the occurrence date payment patterns are most relevant to the Company’s discount calculation. The most recent actuarial payment patterns reflect the estimate that approximately 99.5% of the ultimate claims are expected to be paid within 10 years of the occurrence and 75.5% of ultimate claims are expected to have been paid within 5 years of the occurrence. Although variances have been observed in the actuarial estimate of ultimate losses by occurrence period between actuarial studies, the estimated payment patterns have shown much more limited variability. For example, the occurrence-based payout pattern assumptions from three years ago reflected that approximately 99.7% of claims were expected to have been paid within 10 years and 70.8% would be paid within 5 years. These payment patterns, developed in consultation with the Company’s actuary, are used by the Company to develop its estimate of the discounted reserve amounts. The relative consistency of the payment pattern estimates provides the Company with a foundation in which to develop a reasonable estimate of the discount value of the professional liability reserves based upon the most current estimate of ultimate losses to be paid and reasonable likelihood of the related cash flows over the payment period. The integrity of both the historical loss data that is the support for the ultimate loss estimate as well as the payment patterns provide the Company with sufficient support for reliance in making such calculations.

d.	Notwithstanding the above, please clarify in your proposed disclosure the basis for the discount rate and term used in discounting your reserves.

As noted in our previous response to the SEC staff dated October 1, 2008, the discount rate used by the Company is the current 10 year U.S. Treasury rate, which reflects the risk free interest rate over the expected period of claims payments. As noted above, payment patterns provided by the Company’s consulting actuary indicate that

Jim B. Rosenberg

Securities and Exchange Commission

November 26, 2008

approximately 99.5% of claims are estimated to be paid within 10 years from the date of the loss occurrence. As of September 30, 2008, this discount rate was 4.0% and the disclosure of this rate was included under Insurance Reserves in Management’s Discussion and Analysis and also in the Notes to the Financial Statements in the Company’s Form 10-Q as of September 30, 2008. We will also add disclosure as to such rate in the Form 10-K for the year ended December 31, 2008.

e.	Your response states that you believe the discounting of malpractice reserves is appropriate “based on relevant authoritative accounting guidance”. Please cite the guidance you believe is analogous to your fact pattern and explain why.

Please see response to comment 5 (c) above.

* * *

The Company’s management acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call David P. Jones at 865-293-5522 with any questions or further comments you may have regarding this filing or if you wish to discuss the above response.

Very truly yours,

/s/ David P. Jones
David P. Jones
Chief Financial Officer

Jim B. Rosenberg

Securities and Exchange Commission

November 26, 2008

Attachment I

Marked Changes to MD&A – Professional liability costs

Professional liability costs. Professional liability costs were $21.1 million in 2007 compared with $37.6 million in 2006 for a decrease of $16.6 million, or 44.1%. Professional liability costs include reductions in professional liability reserves relating to prior years resulting from actuarial studies completed in April and November of each year of $32.1 million in 2007 and $12.1 million in 2006. Factors contributing to the change in prior year loss estimates included favorable development of historical loss estimates between actuarial studies as well as continued favorable trends in the frequency of claims reported compared to historical trends. We believe that both internal initiatives in the areas of patient safety, risk management, and claims management as well as external factors such as tort reform in certain key states are contributing to these favorable trends in prior year loss estimates. Excluding the favorable actuarial adjustments, professional liability costs increased $3.4 million between periods primarily due to an increase in provider hours in 2007. The increase in provider hours is predominantly a result of our net growth and acquisitions and to a lesser extent increased provider hours staffed on a same contract basis. Partially offsetting the increase in cost associated with increased provider hours is a decrease in the actuarial estimate of current period losses under our self insurance program. The reduction in prior year professional liability reserves is due to favorable trends in loss estimates primarily associated with improvements in the overall frequency of claims reported and favorable changes in loss development assumptions.

Jim B. Rosenberg

Securities and Exchange Commission

November 26, 2008

Attachment II

Marked Changes to Note 14

14. Other Noncurrent Liabilities

Other noncurrent liabilities consist of the following as of December 31 (in thousands):

	2007	2006
Professional liability loss reserves	$153,252	$170,526
Other	12,884	8,618

	$166,136	$179,144

The Company’s professional liability loss reserves consist of the following as of December 31 (in thousands):

	2007	2006
Estimated losses under self-insured programs	$162,904	$170,512
Estimated losses under commercial insurance programs	58,014	59,500

	220,918	230,012
Less—estimated amount payable within one year	67,666	59,486

	$153,252	$170,526

The Company provides for its estimated professional liability losses through a combination of self-insurance and commercial insurance programs. During the period March 12, 1999 through March 11, 2003, the primary source of the Company’s coverage for such risks was a professional liability insurance policy provided through one insurance carrier. The commercial insurance carrier policy included an insured loss limit of $130.0 million. In April 2006, the Company amended the policy with the commercial insurance carrier to provide for an increase in the aggregate limit of coverage based upon certain premium funding levels. As of December 31, 2007, the insured loss limit under the policy was $149.4 million. Losses in excess of the limit of coverage remain as a self-insured obligation of the Company. Beginning March 12, 2003, professional liability loss risks are principally being provided for through self-insurance with a portion of such risks (“claims-made” basis) transferred to and funded into a captive insurance company. The accounts of the captive insurance company are fully consolidated with those of the other operations of the Company in the accompanying financial statements.

The self insurance components of our risk management program include reserves for future claims incurred but not reported (“IBNR”). As of December 31, 2007, of the $162.9 million of estimated losses under self insured programs, approximately $103.0 million represent an estimate of IBNR claims and expenses with the remaining $~~59.9 million~~59.9 million representing case reserves.

The amounts at December 31, 2007 and 2006 reflected above as estimated losses under commercial insurance programs are expected to be paid by the underlying commercial insurance carriers to which applicable insurance premiums have previously been paid. Such amounts are, accordingly, offset by identical insurance receivable amounts in the accompanying balance sheets of the Company.

Jim B. Rosenberg

Securities and Exchange Commission

November 26, 2008

~~The self-insurance components of our risk management program include reserves for future claims incurred but not reported.~~ The Company’s provisions for losses under its self-insurance components are estimated using the results of periodic actuarial studies ~~performed by an independent actuarial firm~~. Such actuarial studies include numerous underlying estimates and assumptions, including assumptions as to future claim losses, the severity and frequency of such projected losses, loss development factors and others. The Company’s provisions for losses under its self-insured components are subject to subsequent adjustment should future actuarial projected results for such periods indicate projected losses ~~are~~ greater or less than previously projected. The Company’s estimated loss reserves under such programs are discounted at 4.0%, which reflects the risk free interest rate over the expected period of claims payments.~~. .~~

Included in the consolidated statements of operations for the year ended December 31, 2007 and 2006 are reductions of professional liability reserves related to prior years of $32.1 million and $12.1 million, respectively, resulting from the Company’s receipt of revised actuarial loss estimates for these periods during the first and third quarters of each year.

Jim B. Rosenberg

Securities and Exchange Commission

November 26, 2008

Attachment III

Marked Changes to Note 16

16. Share-based Compensation

During 2005, new awards granted to employees were accounted for under the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation. The Company applied the recognition and measurement provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations in accounting for options awarded prior to 2003. Accordingly, the expense related to stock-based employee compensation included in the determination of net earnings for the period ended November 23, 2005, is less than that which would have been recognized if the fair value method had been applied to all awards since adoption of the 1999 Stock Option Plan. Such amounts were not significant.

In connection with the Recapitalization Merger that occurred on November 23, 2005, the Company incurred $3.4 million in stock compensation expense related to the accelerated vesting of outstanding stock options in Team Health, Inc. Also, in connection with the Recapitalization Merger, the Company’s 1999 Stock Option Plan (“Plan”) was terminated. All outstanding stock options that were vested under the Plan, including a portion of outstanding stock options for which vesting was accelerated, were effectively settled on the date of the merger.

Stock option activity under the 1999 Stock Option Plan during 2005 was as follows (options in thousands):

	Number of Options	Price Range	Weighted Average Exercise Price
Outstanding at December 31, 2004	827	1.50-15.18	6.85
Granted	682	16.85	16.85
Exercised	(1,120)	1.50-16.85	9.28
Cancelled	(389)	1.50-16.85	16.20

Outstanding at December 31, 2005	—	—	—

The following table represents the weighted average fair value of options granted during 2005:

Weighted Average Fair Value
2005	$5.55

The fair value of stock options was estimated at the date of grant using the minimal value option pricing model with the following assumptions: expected dividend yield of 0%; risk-free interest rate of 4.0%; and an expected life of ten years.

Jim B. Rosenberg

Securities and Exchange Commission

November 26, 2008

On January 1, 2006, the Company adopted SFAS No. 123(R), Share-Based Payment—Revised 2000. In January 2006, Holdings adopted the 2005 Unit Plan. A total of 600,000 Class A Common Units, 400,000 Class B Common Units, and 600,000 Class C Common Units are authorized for issuance to executives and other key employees under the 2005 Unit Plan. No Class A Common Units have been issued under the 2005 Unit Plan. Restricted Class B and Class C Common Unit activity under the 2005 Unit Plan during 2006 and 2007 was as follows (units in thousands):

	Class B Units	Class C Units
Outstanding at December 31, 2005	—	—
Granted	318	445
Cancelled	(5)	(8)

Outstanding at December 31, 2006	313	437
Granted	4	6
Cancelled	(11)	(15)

Outstanding at December 31, 2007	306	428

Vested units at December 31, 2007	130	181
Vested units at December 31, 2006	68	95

The outstanding units vest ratably over five years from the date of grant and the Company is recognizing the related compensation expense over the five year period. Compensation expense for the employee equity based awards granted is based on the grant date fair value ~~estimated by an independent valuation company that utilized~~ as calculated by the Black-Scholes option pricing formula with the following assumptions: risk-free interest rate of 4.7% and 4.3% in 2007 and 2006, respectively; implied volatility of 45.0% and 41.2% in 2007 and 2006, respectively; and an expected life of the units of three years in 2007 and four years in 2006. The average grant date fair value for Class B Units granted in 2007 and 2006 was $12.27 and $5.60, respectively. The average grant date fair value for Class C Units granted in 2007 and 2006 was $4.44 and $2.41, respectively. The Company recognized $0.6 million of employee equity based compensation expense in 2007 and 2006. As of December 31, 2007 and 2006, there was $1.6 million and $2.2 million, respectively of unrecognized compensation expense related to unvested restricted unit awards, which will be recognized over the remaining requisite service period. Forfeitures of employee equity based awards have been historically immaterial to the Company.

Also, in connection with the issuance of the restricted units, the Company recognized a tax benefit of approximately $1.0 million in 2006.

Jim B. Rosenberg

Securities and Exchange Commission

November 26, 2008

Attachment IV

Insurance Reserves. The nature of our business is such that it is subject to professional liability claims and lawsuits. Historically, to mitigate a portion of this risk, we have maintained insurance for individual professional liability claims with per incident and annual aggregate limits per physician for all incidents. Prior to March 12, 2003, we obtained such insurance coverage from ~~a~~ commercial insurance providers. ~~Professional liability claims and lawsuits are routinely reviewed by our insurance carrier and management for purposes of establishing ultimate loss estimates. Provisions for estimated losses in excess of insurance limits have been provided at the time such determinations are made. In addition, where as a condition of a professional liability insurance policy the policy includes a self-insured risk retention layer of coverage, we have recorded a provision for estimated losses likely to be incurred during such periods and within such limits based on our past loss experience following consultation with our outside insurance experts and claims managers.~~ Subsequent to March 11, 2003, we have provided for a significant portion of our professional liability loss exposures through the use of a captive insurance company and through greater utilization of self-insurance reserves. Since March 12, 2003, the most significant cost element within our professional liability program has consisted~~s~~ of the actuarial estimates of losses by occurrence period. In addition to the estimated actuarial losses, other costs that are considered by ~~the~~ management~~Company~~ in the estimation of professional liability costs include program costs such as brokerage fees, claims management expenses, program premiums and taxes, and other administrative costs of operating the program ~~including~~ such as the costs to operate the captive insurance subsidiary. Net costs in any period reflect our estimate of net losses incurred in that period as well as any changes to our estimates of the reserves established for net losses of prior periods.

~~Since March 12, 2003, our professional liability costs consist of annual projected costs resulting from periodic actuarial studies along with the cost of certain professional liability commercial insurance premiums and programs available to us. An independent actuary firm is responsible for preparation of the periodic actuarial studies.~~The estimation of medical professional liability losses is inherently complex. Medical professional liability claims are typically resolved over an extended period of time, often as long as ten~~eight~~ years or more. The combination of changing conditions and the extended time required for claim resolution results in a loss estimation process that requires actuarial skill and the application of judgment, and such estimates require periodic revision. A report of actuarial loss estimates is prepared ~~at least~~ semi-annually. Management’s estimate of our professional liability costs resulting from such actuarial studies is significantly influenced by assumptions~~, which are limited by the uncertainty of predicting future events,~~ and assessments regarding expectations of several factors. These factors include, but are not limited to: historical paid and incurred loss development trends; hours of exposure as measured by hours of physician and related professional staff services ~~as well as actual loss development~~; trends in the frequency and severity of claims, which can differ significantly by jurisdiction due to the legislative and judicial climate in such jurisdictions; coverage limits of third-party insurance; the effectiveness of our claims management process; and the outcome of litigation. As a result of the variety of factors that must be considered by management, there is a risk that actual incurred losses may develop differently from estimates.

Jim B. Rosenberg

Securities and Exchange Commission

November 26, 2008

In establishing our initial reserves for a given loss occurrence period, management considers the results of the actuarial loss estimates for such periods as well assumptions regarding loss retention levels and other program costs to be incurred. On a semi-annual basis, we ~~will~~ review our professional liability reserves considering not only the reserves and loss estimates associated with the current period but also the reserves established in prior periods based upon revised actuarial loss estimates. The actuarial estimation process employed utilizes a frequency /severity simulation model to estimate the ultimate cost of claims for each loss occurrence period. The results of the simulation model are then validated by a comparison to the results from several different actuarial methods (paid loss development, incurred loss development, incurred Bornhuetter-Ferguson method, paid Bornhuetter-Ferguson method) for reasonableness. Each method contains assumptions regarding the underlying claims process. ~~Actuarial loss estimates at various confidence levels capture the variability in the loss estimates for process risk but assume that the underlying model and assumptions are correct.~~ Adjustments to professional liability loss reserves ~~will be~~ are made as needed to reflect revised assumptions and emerging trends and data. Any adjustments to reserves are reflected in the then-current period results of operations. Due to the size of our reserve for professional liability losses, even a small percentage adjustment to these estimates can have a material effect on the results of operations for the period in which the adjustment is made. Given the number of factors considered in establishing the reserves for professional liability losses, it is neither practical nor meaningful to isolate a particular assumption or parameter of the process and calculate the impact of changing that single item. The actuarial reports provide a variety of loss estimates reflecting the inherent uncertainty of the medical professional liability claims environment in which we operate. Initial year loss estimates are recorded using the actuarial expected loss estimate, but aggregate professional liability loss reserves may be carried at amounts in excess of those estimates provided by the actuarial reports due to the relatively short time period in which we have~~the Company has~~ provided for our~~its~~ losses on a self insured basis and the possibility that additional adjustments to prior year estimates may occur as our reporting history and loss portfolio matures. In addition, we are~~the Company is~~ subject to the risk of claims in excess of insured limits as well as unlimited aggregate risk of loss in certain loss periods. As our~~the Company’s~~ self insurance program continues to mature and additional stability is noted in the loss development trends in the initial years of the program, we expect to continue to review and evaluate the carried level of reserves and make adjustments as needed.

Our commercial insurance policy for professional liability losses for the period March 12, 1999 through March 11, 2003, included insured limits applicable to such coverage in the period. Effective April 2006, we executed an agreement with the commercial insurance provider that issued the policy that ended March 11, 2003 to increase the existing $130.0 million aggregate limit of coverage. Under the terms of the agreement, we will make periodic premium payments to the commercial insurance company and the total aggregate limit of coverage under the policy will be increased by a portion of the premiums paid. We have committed to fund premiums such that the total aggregate limit of coverage under the program remains greater than the paid losses at any point in time. During fiscal year 2006, we funded a total of $11.0 million under this agreement. For the year ended December 31, 2007, we funded a total of $9.6 million and have

Jim B. Rosenberg

Securities and Exchange Commission

November 26, 2008

agreed to fund an additional $1.5 million in the first quarter of 2008. We have the option to fund additional premium payments during 2008 and future periods which will be based upon the level of incurred losses relative to the aggregate limit of coverage at that time.

As of December 31, 2007, the current aggregate limit of coverage under this policy is $149.4 million and the estimated loss reserve for claim losses and expenses in excess of the current aggregate limit recorded by the Company was $19.7 million. The Company’s estimated loss reserve is discounted at 4.0%.

~~Our provisions for losses under the aggregate loss limits of our policy in effect prior to March 12, 2003, and under our captive insurance and self-insurance programs since March 12, 2003, are subject to periodic actuarial re-evaluation. The results of such periodic actuarial studies may result in either upward or downward adjustment to our previous loss estimates.~~

The accounts of the captive insurance company are fully consolidated with those of our other operations in the accompanying financial statements.